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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

CENUCO, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)
15670X104
(CUSIP Number)
Brian H. Jaffe, Esq.
Siller Wilk LLP
675 Third Avenue
New York, NY 10017
(212) 421-2233
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 17, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Page 1 of 13 Pages)

CUSIP No.	15670X104	Page	2	of	13

1	NAMES OF REPORTING PERSONS: Fredric H. Mack

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,155,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,155,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,155,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	15670X104	Page	3	of	13

1	NAMES OF REPORTING PERSONS: Irrevocable Trust FBO Hailey Mack U/A dated as of July 1, 1999

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		115,000 (See Item 5(b))

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		115,000 (See Item 5(b))

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

115,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	15670X104	Page	4	of	13

1	NAMES OF REPORTING PERSONS: Irrevocable Trust FBO Jason Mack U/A dated as of July 1, 1999

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		115,000 (See Item 5(b))

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		115,000 (See Item 5(b))

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

115,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Page 5 of 13 Pages
Amendment No. 2 to Schedule 13D
     This Amendment No. 2 to Schedule 13D (this “Statement”) amends the Schedule 13D filed by Fredric H. Mack (“FHM”) dated May 2, 2005, as amended by Amendment No. 1 thereto (“Amendment No. 1”) filed by the Reporting Persons dated March 3, 2006 (together, the “Original Schedule 13D”), to report additional purchases of Common Stock of Cenuco, Inc. (the “Company”). Capitalized terms used herein and not otherwise defined have the meanings given them in the Original Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Original Schedule 13D is hereby amended by deleting such Item 3 in its entirety and replacing Item 3 so that it reads in its entirety as follows:
     The aggregate purchase price of the 1,385,000 shares of Common Stock beneficially owned by all of the Reporting Persons as of March 3, 2006 was approximately $6,030,933 (including commissions). The source of funds for the purchase of such shares by FHM was the personal funds of FHM. The sources of funds for the purchase of such shares by the HM Trust and the JM Trust were the assets of the respective trusts. No consideration was paid in connection with the execution and delivery of the Voting Agreement described in Item 6 of Amendment No. 1.
Item 5. Interest in Securities of the Issuer.
     Paragraphs (a) and (b) of Item 5 of the Original Schedule 13D are hereby amended by deleting such paragraphs and replacing paragraphs (a) and (b) so that they read in their entirety as follows:
     (a) As of March 3, 2006, the Reporting Persons owned the following shares of Common Stock:
          (i) FHM beneficially owned 1,155,000 shares of Common Stock, representing 8.3% of the outstanding Common Stock.
          (ii) The HM Trust beneficially owned 115,000 shares of Common Stock, representing 0.8% of the outstanding Common Stock.
          (iii) The JM Trust beneficially owned 115,000 shares of Common Stock, representing 0.8% of the outstanding Common Stock.
The ownership percentages set forth in this Statement are based on the 13,882,056 shares of Common Stock outstanding as reported by the Company in its Preliminary Proxy Statement contained in Amendment No. 1 to Schedule 14A filed with the Commission on February 24, 2006 (the “Preliminary Proxy Statement”).
     (b) FHM has sole voting and dispositive power over the 1,155,000 shares of Common Stock owned by FHM. However, the power to vote the shares of Common Stock beneficially owned by FHM is subject to the terms of the Voting Agreement described in Item 6 of Amendment No. 1.
     As the sole trustee of the HM Trust and the JM Trust, TJM has sole voting and dispositive power over the 115,000 shares owned by the HM Trust and the 115,000 shares owned by the JM Trust. FHM disclaims beneficial ownership of the shares of Common Stock held by the HM Trust and the JM Trust.

Page 6 of 13 Pages
     Paragraph (c) of Item 5 of the Original Schedule 13D is hereby amended by adding the following new sentence at the end thereof:
Transactions in the shares of Common Stock effected during the period from May 22, 2005 to March 3, 2006 by each of the Reporting Persons are set forth on Exhibit 1 hereto which is incorporated by reference herein.
Item 7. Material to be Filed as Exhibits.
     In addition to the exhibits filed with Amendment No. 1, the following exhibit is filed herewith:
     Exhibit 1: Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the period from May 22, 2005 to March 3, 2006.

Page 7 of 13 Pages
SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.
Dated: March 6, 2006

/s/ Fredric H. Mack
Fredric H. Mack

IRREVOCABLE TRUST FBO HAILEY MACK U/A DATED AS OF JULY 1, 1999
By:	/s/ Tami J. Mack
Tami J. Mack, Trustee

IRREVOCABLE TRUST FBO JASON MACK U/A DATED AS OF JULY 1, 1999
By:	/s/ Tami J. Mack
Tami J. Mack, Trustee